Exhibit 3.1

AMENDMENT

TO

AMENDED AND RESTATED BYLAWS

OF

YRC WORLDWIDE INC.

This Amendment to the Amended and Restated Bylaws (adopted as of September 16, 2011) (the “Bylaws”) of YRC Worldwide Inc., a Delaware corporation, is made as of this 29th day of July, 2019. Any capitalized terms used but not otherwise defined herein shall have the meaning given to it in the Bylaws.

1.    Article II, Section 2.5, clause (d) of the Bylaws is hereby deleted in its entirety and replaced with the following:

“(d) Required Vote. Subject to the rights of the holders of one or more series of preferred stock of the Corporation (“Preferred Stock”), voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, the election of directors shall be determined by a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon; provided, however, that, if the number of nominees for director exceeds the number of directors to be elected, directors shall be elected by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. For purposes of the foregoing sentence, a majority of votes cast shall mean that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” that director’s election. In the event that a director nominee fails to receive an affirmative majority of the votes cast in an election where the number of nominees is less than or equal to the number of directors to be elected, the Board, within its powers, may take any appropriate action, including decreasing the number of directors or filling a vacancy. All other matters shall be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the Certificate of Incorporation, these Bylaws or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control the decision of such matter.”

2.     Except as hereby amended, the Bylaws shall in all other respects remain in full force and effect.